INTERVAL ACQUISITION CORP.

INTERVAL LEISURE GROUP, INC.

6262 Sunset Drive

Miami, Florida 33143

December 4, 2008

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

VIA EDGAR

Re:                               Registration Statement on Form S-4
Relating to $300,000,000 Aggregate Principal Amount of 9.5% Senior Notes due 2016 filed by Interval Acquisition Corp., Interval Leisure Group, Inc. and the Subsidiary Guarantors listed on Schedule A hereto

Ladies and Gentlemen:

Interval Acquisition Corp., together with Interval Leisure Group, Inc., its parent (“ILG”), and the Subsidiary Guarantors listed on Schedule A hereto (collectively, the “Company”), has decided to register its 9.5% Senior Notes due 2016 and the related guarantees thereof by ILG and the Subsidiary Guarantors (collectively, the “Exchange Notes”) under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-4, of which the Prospectus (the “Prospectus”) of the Company is a part.  Once the Registration Statement becomes effective, the Company will offer to exchange the Exchange Notes for certain of the Company’s outstanding unregistered 9.5% Senior Notes due 2016 and the related guarantees thereof by ILG and the Subsidiary Guarantors, of which an aggregate of $300,000,000 principal amount is outstanding (collectively, the “Original Notes”), upon the terms and conditions set forth in the Prospectus (the “Exchange Offer”).

The Company is registering the Exchange Notes in reliance upon the staff’s position set forth in Exxon Capital Holdings Corporation., SEC No-Action Letter (May 13, 1988) (“Exxon Capital”), Morgan Stanley & Co. Incorporated., SEC No-Action Letter (June 5, 1991) (“Morgan Stanley”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (“Shearman & Sterling”).  As required by Morgan Stanley and Shearman & Sterling, the Company represents as follows:

The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.  In this regard, the Company will make each person participating in the

Exchange Offer aware (through the Prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any holder of the Original Note using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offer (1) cannot rely on the staff’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement contained the selling securityholder information required by Item 507 of Regulation S-K.

In addition, neither the Company nor any affiliate of the Company has entered into any arrangement or understanding with any broker-dealer for distribution of the Exchange Notes.  The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in the preceding paragraph in connection with any resale of such Exchange Notes.  The Company also will require in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer that the following representation be made by the exchange offeree: if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer.  The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions concerning this supplemental letter do not hesitate to contact Janet A. Spreen of Baker & Hostetler LLP at (216) 861-7564.

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By:	/s/ Jeanette E. Marbert
Name: Jeanette E. Marbert
Title: Executive Vice President

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